GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW

600 MADISON AVENUE   14th FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 371-8008       TELEFAX: (212) 688-7273
http://www.golawintl.com

April 30, 2008

United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Peggy Fisher, Assistant Director, Division of Corporation Finance

Re:	China Power Equipment, Inc. Registration Statement on Form SB-2 Filed November 13, 2007 File No. 333-147349 as Amended by Amendment No. 1 on Form S-1/A filed on February 29, 2008 (File No 333-147394)

Ladies and Gentlemen:
Reference is made to the staff’s correspondence of March 21, 2008 to our client, China Power Equipment, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). On behalf of the Company, we have the following responses to the staff’s comments:

Prospectus Cover Page

1.
We note your response to comment 7. We also note that approximately 67% of your currently outstanding shares are held by officers, directors, and the Alloy Science trustees. As a result, shares held by other shareholders represent less than 3.6 million shares. We also note that one of the preferred stockholders will be entitled to receive more than 30% of the outstanding shares upon conversion and exercise and the other two appear to be related parties with the same mailing address as the registrant. Given the number of shares being registered relative to the number held by non-affiliates and the nature of the selling stockholders, we conclude that the offering constitutes a primary offering. As a result, please revise the registration statement to identify the selling shareholders as underwriters, and clarify that all shares in the offering will be sold at a fixed price of $.23 throughout the offering period. Please also revise the Plan of Distribution section accordingly.

Ms. Peggy Fisher
April 30, 2008

In view of the Staff’s comment, the Company has reduced the number of shares being registered from 8,043,800 shares of its common stock that may be acquired on conversion of the Series A Preferred Stock and exercise of the warrants to 726,183 shares of its common stock that may be acquired upon exercise of the Warrants. This number is equal to 33.33% of the number of shares held by non-affiliates With this reduction, we respectfully submit that the Company is eligible to make this offering on a shelf basis under Rule 415(a)(1)(i) and that this offering is not a primary offering. The Company has revised the Registration accordingly.

Prospectus Summary, page 4

2.
We note your statements on pages 4, 5 and 9 that you do not "directly" own Zhonxi. Please revise your disclosure to clarify that you have no equity ownership interest in Zhongxi. Also revise page 6, where you state that the management agreement permits you to treat Zhongxi as "a direct subsidiary."

The Company has made revisions in accordance with the Staff’s comment. See pages 2, 3, 4 and 7 of the Registration Statement. The Company advises the Staff that it has removed references to the treatment of Zhongxi as a subsidiary under PRC law for the reasons discussed in its response to comment 4.

3.
On page 4, state that, as consideration for entry into the management entrustment agreement, the registrant issued 9 million shares to the shareholders of Alloy Science, which constituted 90% of your outstanding shares at the time.

The Company has made revisions in accordance with the Staff’s comment. See page 2 of the Registration Statement.

4.
We note your statement in the second bullet on page 4. Please tell us whether you have obtained an opinion from counsel regarding this issue and the enforceability of the Management Entrustment Agreement under PRC law. We note your uncertainty regarding the enforceability of the agreement as expressed in your risk factor on page 9. If counsel is unable to opine regarding the legality and enforceability of the agreement under PRC law, please explain why no opinion can be rendered. We may have further comment.

The Company has removed the statement that Zhongxi may be treated as a subsideary under PRC law because it was made for the purpose of simplifying the discussion of financial consolidation. The Company hereby supplementally advises the Staff that it has conducted extensive discussions with its PRC’s counsel who have advised that the Management Entrustment Agreement is enforceable under PRC law. As a result, the Company has revised its risk factor on page 9 to remove the risk relating to enforceability of the Management Entrustment Agreement. However, enforcement of contractual rights of any agreement in a court of law in the PRC, including, without limitation, the Management Entrustment Agreement, is subject to uncertainties as discussed in the risk factors relating to the PRC’s legal and judicial system beginning on page 12 of the Registration Statement. See pages 3 and 9 of the Registration  Statement.

Ms. Peggy Fisher
April 30, 2008

5.	Clarify in (3) on page 5 whether the registrant has the right to dispose of the shares.

The Company supplementally advises the Staff that Alloy Science is the nominal holder of 93.75%  the shares of Zhongxi and Zhejiang Lvneng Electric Co., Ltd. is the nominal holder of 6.25% of the shares of Zhongxi. Neither An Sen nor the Company have dispositive power over the shares of Zhongxi. The rights granted to An Sen under the Management Entrustment Agreement are exclusive to An Sen and may not be transferred to any third party. The shares of Zhongxi may not be transferred to any third party by the nominal holders. An Sen has exclusive rights to formulate plans regarding mergers, division, change of corporate form, dissolution and liquidation of Zhongxi.

The Management Entrustment Agreement may be deemed to be ambiguous because the rights granted under Article 1.1 are irrevocable but under Article 1.2 the rights may be terminated as agreed upon by the parties. As a result, the Management Entrustment Agreement has been amended and restated to provide that it may be terminated only upon the date upon which An Sen acquires over a 51% interest in Zhongxi and all of the voting power of the shares of Zhongxi shall remain exclusively with An Sen. In addition the nominal shareholders have agreed not to transfer any of their shares to any third parties to avoid any doubt with respect to An Sen's control over Zhongxi. The Company has filed the Amended and Restated Management Entrustment Agreement as Exhibit 10.17 to the Registration Statement.

Corporate History, page 5

6.
Neither your diagram nor the chart on page 7 adequately disclose the extent to which the entities are interrelated by share ownership, management position, or otherwise. Please revise the disclosure to make it clear. For each individual, disclose all positions currently or previously held with each related party. Also, throughout the filing Yarong Feng is referred to inconsistently as Ms. Feng and Mr. Feng. Please revise.

The relationships relating to the share ownership and contractual management arrangements between the Company, An Sen, Zhongxi and Alloy Science are set forth in the diagrams on pages 4 and 31 of the Registration Statement. The Company has provided additional information relating to interrelationships of named executive officers, directors and key employees in accordance with the Staff’s comment on pages 5 and 31 of the Registration Statement. The Company has revised the Registration Statement to consistently identify Ms. Feng.

7.	Clarify that the management entrustment agreement was not entered into at arms' length because the parties to the agreement are under common control.

The Company respectfully submits that the parties at the time of the execution of the Management Entrustment Agreement were related but not under common control until after it was signed. The Company has made revisions accordingly. See pages 3, and 29 of the Registration Statement.

We Do Not Directly Own Zhongxi..., page 9

8.	We note your response to comment 4 and your disclosure on page 9 and reissue the comment.

The Company has made revisions in response to the Staff’s comments. See page 7 of the Registration Statement.

Ms. Peggy Fisher
April 30, 2008

The PRC's Legal and Judicial System May Not Adequately Protect..., page 14

9.	Please clearly identify the two separate but intertwined considerations you reference in the first sentence of the final paragraph on page 12.

The Company has removed the reference and made revisions in accordance with the Staff’s comment. See page 12 of the Registration Statement.

Our Officers and Directors Control Us..., page 15

10.	Expand to also disclose the percentage of shares held in a voting trust, the trustees of which are one of your directors and a member of management.

The Company has made revisions in accordance with the Staff’s comment. See page 13 of the Registration Statement.

Background, page 17

11.
Reconcile the disclosure regarding the material terms of your convertible preferred stock and warrants with the conversion terms and exercise price described in exhibit 10.2. Also, refile the exhibit with all the actual terms included.

The Company has previously filed the form of the amendment to the Preferred Stock and Warrant Purchase Agreement as Exhibit 10.2, the amendment to the Warrant as Exhibit 10.3. The Company has filed the Form of Warrant as Exhibit 10.6 and has conformed the description of the Warrants in the Registration Statement on pages 6, 15, and 17.

Shares Eligible For Future Sale, page 21

12.	Please tell us how you calculate the 19,365,013 share figure.

The Company has revised the issued and outstanding shares of common stock on a fully diluted basis to 19,365,013 shares representing 10,886,413 shares of common stock issued and outstanding on April 22, 2008 plus (i) 4,021,900 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock, (ii) exercise of warrants issued to holders of  Series A Convertible preferred stock of 4,021,900 shares of common stock and (iii) warrants issued to common stock holders to purchase 434,800 shares of common stock, as of such date. See page 19 of the Registration Statement.

Management's Discussion and Analysis..., page 21

13.	Remove the reference to Section 27A and Section 21E in the first paragraph, since those sections do not apply to initial public offerings or penny stock companies.

The Company has made revisions in accordance with the Staff’s comment. See page 19 of the Registration Statement.

Business, page 27

14.
Please expand your statement on page 27 that you will be exposed to the financial risks of Zhongxi to address your obligations to pay Zhongxi's debts. Also disclose whether the registrant will co-sign Zhongxi contracts and assume future obligations Zhongxi enters into with third parties.

The Company has made revisions in accordance with the Staff’s comment. See page 29 of the Registration Statement.

Ms. Peggy Fisher
April 30, 2008

Exit Strategy for Transformer Business, page 31

15.	We note that on page 31 you disclose that you outsource production of steel core transformers to Xi'an Zhongxi Zhengliu. Please expand the response to fully address the remainder of comment 25.

The Company has made revisions in accordance with the Staff’s comment. See page 33 of the Registration Statement. The Company has filed Exhibits 10.7, the Lease Contract for Workshop, Land and Affiliated Equipment, dated September 10, 2004, between Xi’an Amorphous Alloy Zhongxi Transformer Co., Ltd, and Xi’an Zhongxi Zhengliu Dianlu Transformer Factory and Exhibit 10.8 Contract to Sublease Workshop to Xi’an Zhongxi Zhengliu Dianlu Transformer Factory, dated March 25, 2006, between Xi’an Amorphous Alloy Zhongxi Transformer Co., Ltd, and Xi’an Zhongxi Zhengliu Dianlu Transformer Factory.

16.	Please tell us whether you or your affiliates have any ownership interest in Xi'an Zhongxi Zhengliu.

The Company advises the Staff that neither it, nor any of its affiliates, have any ownership interests in Zhongxi Zhengliu.

Security Ownership of Certain Beneficial Owners and Management, page 34

17.
Please revise to clarify that the number of shares listed for the preferred stock holders represents the shares they will hold upon conversion of the preferred stock and exercise of all warrants. Also clarify that the percentages for these holders is based on full conversion and exercise.

The Company has made revisions in accordance with the Staff’s comment. See page 36 of the Registration Statement.

18.
Please reconcile your disclosure on page 34 that Friedland Corporate Investor Services LLC owns 1,000,000 of your common shares with your disclosure on page II-1 which provides that you issued 451,613 shares to Friedland on November 1, 2007 and 1,000,000 shares on November 20, 2006. Also, please identify the individual(s) with voting and/or investment control of Friedland Corporate Investor Services LLC.

The Company has made revisions in accordance with the Staff’s comment. See page 36 of the Registration Statement.

Ms. Peggy Fisher
April 30, 2008

Directors and Executive Officers, page 35

19.
We note that in your registration statement on Form SB-2 filed on November 13, 2007 you disclose on page 39 that Mr. Zhang was appointed as your director on June 5, 2007. Please tell us why you have removed this disclosure.

The Company revises its response to comment 31 in its letter to Ms. Fisher dated February 29, 2008 to advise the Staff that Mr. Zang is not a director of the Company and should not be included as a director in the table of Directors, Executive Officers and Control Persons.

20.	You have not expanded Mr. Zhang's biographical information to disclose his prior employment or other relationship with Alloy Science. We reissue prior comment 33.

Mr. Zhang was not employed by and never has had a relationship with Alloy Science. The Company has made revisions to the Registration Statement in accordance with the Staff’s comment reflecting Mr. Zhang’s position as a trustee for the shareholders of Alloy Science. See page 37 of the Registration Statement.

21.	In light of your response to prior comment 32 that "Mr. Feng is not a director," please tell us why you identify Mr./Ms. Feng as a director on pages 35 and 36 and on the signature page.

The Company revises its response to comment 32 in its letter to Ms. Fisher dated February 29, 2008 to advise the Staff that Ms. Feng is a director of the Company and her biographical information has been updated to reflect the date she became a director. See page 38 of the Registration Statement.

Executive Compensation, page 36

22.	Update the disclosure and table to reflect your most recently completed fiscal year.

The Company has made revisions in accordance with the Staff’s comment. See page 38 of the Registration Statement.

Employment Agreements, page 36

23.
We note your disclosure on page 36 that you have standard employment agreements with most of your executive officers. Please disclose the material terns of each named executive officer's employment agreement and file the agreements.

The Company has made revisions in accordance with the Staff’s comment. See page 38 of the Registration Statement. The Company has filed the employment agreements as Exhibits 10.14 - 10.17 to the Registration Statement.

Ms. Peggy Fisher
April 30, 2008

Certain Relationships and Related Party Transactions page 36

24.
We reissue prior comment 40. Please disclose all related party transactions required by Item 404 in this section of the registration statement. Also discuss related party transactions that are contained in footnotes to financials if they are required to be disclosed here.

The Company has made revisions in accordance with the Staff’s comment. See page 38 of the Registration Statement.

The Company has disclosed all related party transactions required by Paragraph 2 of SFAS 57 in the footnote 11. We also revised our disclosure for other income.

December 31, 2006 Financial Statements

Report of Independent, Public Accounting Firm, pageF-1

25.
Please refer to prior comment 37. Your response did not explain the circumstances surrounding your audit that enabled the audit report to be issued in Salt Lake City, Utah. Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (3) where your management and accounting records are located and (4) where the majority of the audit work is conducted. We may have further comments after reviewing your response.

The Company’s revenues are substantially generated in China and its assets and accounting records are located in China.

The Company has received the following response from our US audit firm:

The Company's U.S. audit firm, Child, Van Wagner & Bradshaw PLLC, used no other audit firm to assist in the audit. The Company's U.S. auditor does a great deal of audit work in Asia, and their auditors were personally on site in China to perform the audit field work. Their on-site audit team consisted of their full-time employees from Utah including a Mandarin speaking Senior Manager, and their contract employees from Hong Kong. In addition to the audit staff on-site, the engagement partner visited and toured the facilities, met with management, and reviewed the on-site audit work being performed. Management's understanding is that most of the auditor's upper level reviews and final clean-up were performed in the U.S., but the majority of required audit procedures were performed in China.

Ms. Peggy Fisher
April 30, 2008

Note 2 - Summary of Significant Accounting Policies, page F-6 Principles of Consolidation, page F-6

26.	Please refer to prior comments 14, 45, 46, 47 and 48. We note that you are consolidating Zhongxi under the principles set forth in EITF 97-2. Please address the following:

•
Considering that EITF 97-2 states that if an entity falls within the scope of FIN 46(R), then the consensus in EITF 97-2 does not apply, please tell us how you have evaluated your investment in Zhongxi under FIN 46(R). In this regard, discuss whether you hold a variable interest in Zhongxi, whether Zhongxi is considered a variable interest entity and whether you are the primary beneficiary. Cite any specific literature relied upon in your evaluation.

•	Tell us and revise this footnote to disclose the specific terms and provisions of the Management Entrustment Agreement and any other relevant agreements that allow you to consolidate Zhongxi.

Background:

•
Xi’an Amorphous Alloy Zhongxi Transformer Co., Ltd. (“Zhongxi”) was established in the People’s Republic of China (“PRC”) during June 2004 as a successor to Xi’an Amorphous Alloy Science and Technology Co., Ltd. and has continued as a manufacturing enterprise since.

•	China Power Equipment, Inc. (“China Power”) was incorporated in the State of Maryland on May 17, 2006.

•
An Sen (Xi’an) Power Science & Technology Co., Ltd. was established in the PRC on November 3, 2006 as a wholly owned subsidiary of China Power for the purpose of engaging in a consolidating transaction with Zhongxi.

•
On November 8, 2006, An Sen, Zhongxi, and the shareholders of Zhongxi entered into a Management Entrustment Agreement (the “Agreement”) allowing An Sen to manage and control Zhongxi and receive its financial benefits and be exposed to its financial risks. At that time, China Power and An Sen as a consolidated entity had only nominal assets.

•	In exchange for entering into the Agreement the shareholders of Zhongxi received a controlling number of common shares of China Power.

Discussion and Analysis:

FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities an interpretation of ARB No. 51, (“FIN46R”) addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics:

1.	The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders,

Ms. Peggy Fisher
April 30, 2008

2.	The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

a.	The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights.

b.	The obligation to absorb the expected losses of the entity.

c.	The right to receive the expected residual returns of the entity.

3.
The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

On the date at which Zhongxi first became involved with An Sen, Zhongxi had been operating as an enterprise for over two years without subordinated financial support; An Sen could not even offer subordinated financial support. The equity investors, substantially the shareholders of Zhongxi, indirectly retained the ability to make decisions about Zhongxi’s activities through their voting rights in China Power; they also continued their obligation to absorb any expected losses and their rights to receive expected residual returns. The equity investors voting rights remained proportionate to their economic interests. Based on these criteria, Zhongxi is not a variable interest entity (“VIE”) subject to consolidation.

Paragraph 4 states that “with the following exceptions, this Interpretation applies to all entities:” and 4(h) gives the only exception that may apply. “An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist:

1.	The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity.

2.	The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

3.
The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

4.	The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.”

The reporting enterprise (China Power) and its subsidiary (An Sen) were not in existence when Zhongxi was designed; on the contrary, Zhongxi participated in the design of An Sen. The Agreement does not constitute a redesign of Zhongxi, as there was no change to the organization documents or any corporate governance documents required to be filed with the PRC government entity which granted the charter. Zhongxi was designed to act as a self supporting enterprise with inputs, processes and outputs. China Power and An Sen provided no equity, subordinated debt, or other form of subordinated financial support to Zhongxi. The activities of Zhongxi are not related to securitizations, nor is it operated as a single-lessee leasing arrangement; such an arrangement may require ongoing payments from China Power or An Sen to the shareholders of Zhongxi. Consequently, Zhongxi is a business enterprise that falls outside the scope of FIN46R.

Ms. Peggy Fisher
April 30, 2008

Paragraph 5 defines a VIE subject to consolidation as one which by design, the conditions in a, b, or c exist:

a)
The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

1.	Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights.

2.	Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities.

3.
Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity, unless the provided is a parent subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

4.
Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

b)	As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

1.
The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights.

2.
The obligation to absorb the expected loss of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

3.
The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

c)
The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

Ms. Peggy Fisher
April 30, 2008

For purposes of this discussion Zhongxi is the “entity”, Zhongxi’s shareholders are the “investors” and An Sen, a consolidated subsidiary of China Power, is the “enterprise”. Condition (a) does not exist because the investment has been shown to be sufficient to finance Zhongxi’s activities without subordinated financial support, as evidenced by over two years of successful operations. Condition (b) does not exist because the equity investors, substantially the shareholders of Zhongxi, indirectly retained the ability to make decisions about Zhongxi’s activities through their voting rights in China Power; they also continued their obligation to absorb any expected losses and their rights to receive expected residual returns. Condition (c) does not exist because the equity investors voting rights remained proportionate to their economic interests and Zhongxi’s activites are not conducted on behalf of an investor that his disproportionately few voting rights. Consequently, is not a VIE subject to consolidation.

Conclusion:

Zhongxi is not a VIE, and falls outside of the scope of FIN46R.

Paragraph F2(d) states that if the entity is not a VIE, “the consensus in Issue 97-2 continues to apply.” In a separate analysis China Power, through its wholly owned subsidiary An Sen, has a controlling financial interest in Zhongxi through a contractual arrangement that allows consolidation.

Part B: revised Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and include the accounts of China Power, its wholly owned subsidiary An Sen, and Zhongxi, a contractually controlled entity (together “the Company”). An Sen controls Zhongxi through the Management Entrust Agreement dated November 8, 2006.

Under the Management Entrust Agreement,

1.	Zhongxi agrees to irrevocably entrust the right of operation management and the responsibilities and authorities of its shareholders’ meeting and the board of directors to An Sen.

2.	The contents of the entrusted operation shall include but not limited to the following:

1)	An Sen shall be in charge of all aspects of Zhongxi’s operations; nominate and replace the members of Zhongxi’s board of directors, engage Zhongxi’s management staff and decide their compensation.

2)
An Sen shall manage and control all the funds of Zhongxi. The account of Zhongxi shall be managed and decided solely by An Sen. The seals and signatures for such account shall be the seals and signatures of the personnel appointed and confirmed by An Sen. All the cash of Zhongxi shall be kept in this entrusted account shall be handled through this account, including but not limited to receipt of all Zhongxi’s business income, current working capital, recovered account receivables, etc., and the payment of all account payables and operation expenses, employee salaries and asset purchases, etc.

Ms. Peggy Fisher
April 30, 2008

3)
All the matters of Zhongxi, including internal financial management, day-to-day operation, external contact execution and performance, tax filing and payment, change of rights and personnel, etc., shall be controlled and managed by An Sen in all aspects.

4)	An Sen shall enjoy all the other responsibilities and rights enjoyed by Zhongxi’s shareholders’ meeting in accordance with the Company Law and the articles of association of Zhongxi.

5)	An Sen enjoys all the other responsibilities and rights enjoyed by Zhongxi’s board of directors in accordance with the Company Law and the articles of association.

As of November 8, 2006, the date the Management Entrust Agreement became effective, the Company determined to consolidate the results of Zhongxi based on the criteria under Emerging Issues Task Force, or EITF, Issue No. 97-2. According to that issue, the execution of the Agreement is considered to be a business combination. Accordingly, Zhongxi was determined to be the accounting acquirer and the consolidation with China Power is considered to be a recapitalization of Zhongxi. Periods prior to the combination contain the accounts of Zhongxi and periods subsequent to the combination include the accounts of Zhongxi combined with those of China Power and An Sen. Assets and liabilities are recorded at their historical cost basis and the combination resulted in no gain, loss, or goodwill. All inter-company accounts have been eliminated in consolidation.

In concluding that the accounts of Zhongxi should be consolidated, the Company reviewed An Sen’s relationship with Zhongxi under the provisions of the Management Entrustment Agreement and determined that there was a controlling financial interest based on the criteria of EITF Issue No. 97-2 relating to the term of the Agreement; An Sen’s ability to exercise control over the operations of Zhongxi and the relationship with its employees and directors; and the fact that An Sen maintains a significant financial interest in Zhongxi.

EITF Issue No. 97-2 requires the term of the Agreement be at least the entire remaining life of Zhongxi or a period of 10 years or more. The Company determined that it met the term criteria because termination is prohibited by Zhongxi, making termination within the control of the Company.

In addition, the Company determined that the control criteria under EITF Issue No. 97-2 was met because the Agreement assigns to An Sen the charge of normal business operations as well as the ability to nominate and replace the board of directors, hire and fire management staff, and determine compensation.

Finally, the financial interest criteria under EITF Issue No. 97-2 require that An Sen be able to control the ability to sell or transfer the operations of Zhongxi and the income generated by Zhongxi. The Agreement specifically gives An Sen the responsibility of formulating plans regarding matters including merger, division, change of corporate form and dissolution of Zhongxi and assigns the income and operations of Zhongxi to An Sen.

Ms. Peggy Fisher
April 30, 2008

27.
We note your disclosures on page nine that the contractual relationship with Zhongxi may be unenforceable under PRC law. In light of these disclosures, tell us how you considered the potential unenforceability in your evaluation of your ability to consolidate Zhongxi under FIN 46(R) and/or EITF 97-2.

The Company has been advised by PRC counsel that the Management Entrustment Agreement is enforceable, subject to certain uncertainties set forth in the risk factor beginning on page 12 of the Registration Statement. The Company has revised its risk factor on page 7 of the Registration Statement accordingly. As a result, the Company respectfully submits that comment 27 no longer applies given the enforceability of the Management Entrustment Agreement.

Note 5 - Investment, page F-9

28.	Please refer to prior comment 15. We note that you are accounting for your investment in Yin An Amorphous Alloy Transformer Co., Ltd. under the equity method. Please address the following:

•
We note that the gain on this investment and income earned for this investment appear to constitute more than 20% of your income from continuing operations for 2006 and 2005 and the nine months ended September 30, 2007. Please revise to disclose sales, gross profit, net income (loss) from continuing operations and net income for Yin An Amorphous Alloy Transformer Co., Ltd.

•
Please reconcile your initial investment of $139,431 (using the exchange rate of RMB7.8175/1 USD as of December 31, 2006) with the gain on the investment recorded of $69,811, $78,952, and $40,138 during 2005, 2006 and 2007, respectively, and the income earned of $132,236 during 2006 with the amount recorded on your balance sheet of $248,714 as of September 30, 2007.

•
Please revise your footnotes to your financial statements to discuss the difference, if any, between the amount at which the investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference in accordance with paragraph 20 of APB 18.

Part A: We revised the note to disclose the sales, gross profit, net income for Yin An Amorphous Alloy Transformer Co., Ltd for FY2007 & 2006.

Yin An Amorphous Alloy Transformer Co., Ltd
	2007	2006
Exchange rate	7.6172	7.9819
Sales	$3,943,284	$3,553,638
Gross profit	$886,453	$842,212
Operating profit	$633,194	$580,821
Net income	$378,293	$349,055
20% of ownership	75,659	69,811

Ms. Peggy Fisher
April 30, 2008

Part B: The reconciliation of the investment account for 3 years ended December 31, 2007 as follow:

Initial investment: RMB	1,090,000
20% of earnings in investment in FY2005 ($78,952)	644,706
20% of earnings in investment in FY2006 ($69,811)	557,225
Less: cash dividend in FY2006	548,000
20% of earnings in investment in FY2007 ($75,659)	576,307
Less: cash dividend in FY2007	670,000
Ending balance of investment as of December 31, 2007:RMB	1,650,238
Ending balance of investment as of December 31, 2007:USD@7.3141	225,624

The following table provides the summary of balance sheet information for Yin An Amorphous Alloy Transformer Co., Ltd as of December 31, 2007:

Yan An Amorphous Alloy Transformer Co., Ltd
	2007
	RMB	USD
Total assets as of December 31, 2007	23,843,745	3,259,970
Total liabilities as of December 31, 2007	13,874,196	1,896,911
Net assets as of December 31, 2007	9,969,549	1,363,059
Zhongxis' 20% ownership	1,993,910	272,612
Ending balance of investment account as of December 31, 2007	1,650,238	225,624
Difference	343,672	46,988

The following is the shareholder’s list of Yin An Amorphous Alloy Transformer Co., Ltd as of December 31, 2007:

Yin An Amorphous Alloy Transformer Co., Ltd’s Shareholders’ List

	Shareholders’ Name	# of shares	%
1	Mr. Chang Ming	4,500,000	60%
2	Zhongxi	1,500,000	20%
3	Mr. Yang Shuchen	500,000	6.7%
4	Mr. Zhao Chongxiao	500,000	6.7%
5	Mr. Wang Xinyu	500,000	6.6%
	Total	7,500,000	100%

Part C: The difference of $46,988 was mainly due to the discount of RMB410,000 when Xi’an Feijing Technology Corporate Limited purchased the 20% of ownership in Yin An Amorphous Alloy Transformer Co., Ltd. Yin An Amorphous Alloy Transformer Co., Ltd’s registered capital was RMB7,500,000 and Xi’an Feijing Technology Corporate Limited invested RMB1,090,000 (instead of RMB1,500,000) to purchase the 20% of ownership of An Amorphous Alloy Transformer Co., Ltd.

Note 10 - Statutory Surplus Reserve and Statutory Common Welfare Fund, page F-12

29.
We note your response to prior comment 14. Please expand your disclosures to disclose the amount of consolidated retained earnings which represent undistributed earnings of 50% or less owned persons accounted for by the equity method, including Yin An Amorphous Alloy Transformer Co., Ltd. Refer to Rule 4-08(e)(3) of Regulation S-X.

According to Rule 4-08 paragraphs (e)(3)(i) and (ii), disclosures shall be provided when the restricted net assets of consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

Ms. Peggy Fisher
April 30, 2008

For purposes of this test, the restricted net assets of Zhongxi and the registrant’s equity in the earnings of its investee, Yin An Amorphous Alloy Transformer, does not exceed 25% of consolidated net assets as defined in Rule 4-08(e)(1) of Regulation S-X.

Zhongxi restricted net assets:	$	None
Plus: Undistributed equity earnings of Yin An
Amorphous Alloy Transformer		76,597
		$76,579
Registrant’s net assets:		$5, 960,231
Percentage:		1%

In addition, the restricted net assets pursuant to Rule 4-08(e)(3) at December 31, 2007 do not exceed 25% of consolidated assets, there is no requirement to provide parent only condensed financials as required by Regulation S-X.

Note 12 - Contract Rights Deposit, page F-13

30.	Please refer to prior comment 56. We note that you acquired the contract right from a related party. Please revise your footnotes to provide any disclosures required by paragraphs 2 - 4 of SFAS 57.

The Company supplementally advises the Staff that Beijing Antai Technology Co., Ltd is not a related party of the company.

Note 17 - Restatement, page F-14

31.
Please refer to prior comment 57. We note that certain of your sales contracts allow customers to defer 5% to 10% of the contract price until one year from contract delivery. Please describe any customer acceptance provisions and/or rights of return that your customers are granted. As applicable, tell us and revise your revenue recognition policy footnote to describe how you account for such provisions in accordance with SAB Topic 13 and SFAS 48.

The Company supplementally advises the Staff that it did not grant any of its customers the rights or provisions to return the products.

September 30, 2007 Financial Statements
Note 3 - Inventory, page F-7

32.
Please refer to prior comment 63. We note from your response that the balances presented at December 31, 2006 in this footnote are not correct. Please revise this note to show the correct inventory components as of December 31, 2006.

The Company advises the Staff that the inconsistency has been resolved with the filing of the updated financial statements.

Ms. Peggy Fisher
April 30, 2008

Recent Sales of Unregistered Securities, page II-1

33.
In the event the voting trust dissolves in November 2008 as provided in Article 9.1 of Exhibit 9.1, please tell us whether the Alloy Science shareholders whose shares are held in the trust will receive shares of your common stock. Please explain when these shareholders will be able to sell your shares into the market.

The Company hereby supplementally advises the Staff that pursuant to Article 8.2 of the Voting Trust and Escrow Agreement, a holder of a trust certificate may sell all or a portion of the underlying shares of our common stock represented by the trust certificate by giving the Voting Trustee a notice setting forth the number of shares to sell at any time after November 21, 2008. Article 9.1 provides that the holder may also terminate the trust with respect to the holders’ underlying shares at any time after November 21, 2008, and the Company will deliver the underlying shares of common stock. In each case, the shares will bear a restricted legend and the holder will be permitted to sell the shares when qualified to do so under Rule 144.

34.	Please identify the nature of the consulting services provided by Friedland which resulted in the issuance of 451,613 shares in November 2007.

The Company has made revisions in accordance with the Staff’s comment. See page II-1 of the Registration Statement.

Exhibit 5.1

35.	You have not revised the opinion to clarify what you mean by your description of "the internal law of the State of Maryland." We reissue prior comment 68.

The Company has made revisions in accordance with the Staff’s comment. See Exhibit 5.1 of the Registration Statement.

Exhibits

36.
Please file Zhongxi's articles of association which you reference in Article 1.4 of the Management Entrustment Agreement. Also, since Zhongxi is the operating business that is described throughout your filing, file all material and other contracts for Zhongxi that are required under Item 601 of Regulation S-K.

The Company has filed the additional Exhibits as requested by the Staff. See Exhibit 3.7 and Exhibits 10.6 - 10.16.